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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67082

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

OmniCap, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1325 Avenue of the Americas – 23rd Floor
(No. and Street)

New York	**NY**	**10019**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Snider **212-486-8929**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name - if individual, state last, first, middle name)

11 Broadway	**New York**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

OMNICAP, LLC
S.E.C. #8-67082

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

* * * * * *

OmniCap, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Robert Snider, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to OmniCap, LLC as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

General Securities Principal
Title

Notary Public

2 · 18 17

BEVERLEY HARWOOD
Notary Public - State of New York
NO 01HA6134061
Qualified in Bronx County
My Commission Expires Sep 26, 2017

OMNICAP, LLC

December 31, 2016

YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
OmniCap, LLC

We have audited the accompanying statement of financial condition of OmniCap, LLC (the "Company") as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

YSL & Associates LLC

New York, NY
February 20, 2017

OmniCap, LLC

Statement of Financial Condition
December 31, 2016

Assets		
Cash	$	8,660
Total assets	**$**	**8,660**
Liabilities and Member's Equity		
Accrued expenses and other liabilities	$	213
Total liabilities		**213**
Member's equity		8,447
Total liabilities andmember's equity	$	**8,660**

The accompanying notes are an integral part of these financial statements.

OmniCap, LLC

Notes to Statement of Financial Condition
For the Year Ended December 31, 2016

1. Organization

OmniCap, LLC (the "Company") is registered as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's two main activities are to provide asset-gathering support for investment funds or similar vehicles (the "Funds") and to provide intermediary services for buyers and sellers of secondary fund interests. The secondary interests include hedge fund side-pockets, illiquid hedge funds and private equity shares.

The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

2. Significant Accounting Policies

The Company follows generally accepted accounting principles ("GAAP") established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations and cash flows.

Revenue Recognition

Commissions and fees earned are recognized as revenue as follows: in the case of asset gathering, the Company receives a percentage of the fees paid to the investment managers of the Funds attributable to investors identified by the Company; for the secondary fund intermediary business, the Company's revenue is based on a percentage of the net asset value realized in the sale of the fund shares and is recognized as revenue when the sale closes. Advisory fees are recognized as revenue when the services are performed and the collectability is reasonably assured.

Use of Estimates

The preparation of this statement of financial condition in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a single member LLC. For purposes of the New York City Unincorporated Business Tax ("UBT") it is considered a disregarded entity and it does not file a tax return. The Company has no tax liability for UBT.

In accordance with GAAP, management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. As of December 31, 2016, management has determined that there was no uncertain tax positions.

3. Net Capital Requirements

As a registered broker-dealer and member of FINRA, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the Company to maintain minimum net capital, as defined, the greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2016, the Company had net capital of $8,447 which exceeded its requirement of $5,000 by $3,447.

4. Related Party Transactions

Robert L. Snider, the managing member, entered into an arrangement that provides office space and administrative services to the Company at no cost, as well as payment of expenses in total of approximately $10,000 on behalf of the Company without seeking reimbursement, pursuant to a service agreement.

5. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects risk of loss to be remote.

6. Concentrations

85% of commission income was generated from introducing various funds for two customers.